FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Acquisition of Orford Mining Including the Qiqavik Gold Project

Toronto, Ontario (January 15, 2024) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) is pleased to announce that it has entered into a definitive agreement (the “Agreement”) pursuant to which Alamos will acquire all of the issued and outstanding shares of Orford Mining Corporation (TSXV:ORM) (“Orford”) by way of a court-approved plan of arrangement (the “Transaction”). The acquisition will consolidate Alamos’ existing ownership of Orford shares through which the Company will add the highly prospective Qiqavik Gold Project, located in Quebec, Canada. Alamos will also be acquiring interests in several exploration stage critical mineral and gold projects in Quebec, including West Raglan, the Joutel Properties, and Nunavik Lithium.
Under the terms of the Agreement, Orford shareholders will receive 0.005588 of an Alamos common share for each Orford share. This represents a value of C$0.10 per Orford share, based on the 20-day volume weighted average trading price of Alamos’ shares on the Toronto Stock Exchange immediately preceding January 15, 2024. Alamos currently owns 61,660,902 Orford shares, representing approximately 27.5% of Orford’s basic common shares outstanding. Excluding Alamos’ existing ownership of Orford, Alamos expects to issue approximately 0.9 million shares for total consideration of C$16 million.
“Our acquisition of Orford is consistent with our strategy of building out a pipeline of high-quality, long-term projects, in good jurisdictions, to complement our near-term organic growth projects in Canada. Qiqavik fits that strategy perfectly as an attractive early-stage gold project, located in one of top mining jurisdictions in the world. We see excellent long-term potential within the underexplored Qiqavik district and look forward to building off Orford’s success with a larger and sustained exploration program,” said John A. McCluskey, President and Chief Executive Officer.
Qiqavik Gold Project
The 100% owned Qiqavik Gold Project is a camp scale property covering 438 square kilometres (“km2) in the Cape Smith Belt in Nunavik, Quebec. The Qiqavik Property covers the 40 km long Qiqavik Break, a major crustal-scale structure controlling gold mineralization on the belt. Early-stage exploration completed to date indicates that high-grade gold occurrences are controlled by structural splays off the Qiqavik Break, which extends along strike over the 40 km length of the project.
Orford commenced exploration on the project in 2016, and since that time has identified over 40 highly prospective targets across the previously underexplored property through mapping, prospecting, till sampling, geophysics, and limited drilling.
These targets include several high-grade boulder and gold grain-in-till trends, as well as outcrop gold showings across the property. In addition, a significant 4 km wide by 3 km long gold geochemical dispersal train has been identified in till down-ice (NE) from a segment of the Qiqavik break, or a related secondary structure, in the central portion of the Qiqavik project area which has not yet been drill tested.
The Cape Smith Belt is Paleoproterozoic (1.8-1.9 billion years in age), which is consistent with, and has undergone similar geological/tectonic evolution as other significant gold belts globally including the Trans-Hudson in Canada, the Ashanti Gold Fields in West Africa, the Tapajos-Parima Belt in Brazil, and the Tanami Region in Australia.

TRADING SYMBOL: TSX:AGI NYSE:AGI

As supported by the exploration completed to date, and given the scale of the property, Qiqavik has the potential for multiple significant new greenfield discoveries.
West Raglan
The West Raglan Property is currently under an Option agreement with Wyloo Metals Pty. Ltd., whereby Wyloo can earn up to up to 80% of the West Raglan Project for total expenditures of C$25 million over seven years. In 2023, Wyloo satisfied the first earn-in milestone and acquired 51% ownership interest in the West Raglan Project and has provided notification that it intends on earning-in an additional 19% to take its interest to 70%.
The West Raglan property is a large 646 km2 property situated in the Cape Smith Belt in the Nunavik Region of Northern Quebec. West Raglan Ni, Cu, PGE, Co mineralization is hosted in the ultramafic units of the Lac Esker Suite (1.89-1.87 Ga). These ultramafic units host all known nickel sulphide mineralization in the Cape Smith Belt, including Glencore's Raglan mine (North Trend) and Canadian Royalties’ Nunavik Nickel mine (South Trend). The West Raglan property covers a 50-km strike of both the "North" trend, that hosts Raglan- style deposits, and the "South" Trend, that hosts Canadian Royalties-style deposits.
Joutel Properties, Abitibi Quebec
Joutel Eagle is located along the historical Eagle-Telbel Mine Trend in the Abitibi Greenstone belt. Orford can earn 100% interest in the 50 km2 Joutel Eagle Property through an option agreement from Globex Mining Enterprises Inc. The Joutel Eagle Property is an advanced exploration stage gold property with approximately 20,000 metres (“m”) of historic drilling and 3,253 m of current drilling completed by Orford in 2022 and 2023 that has identified multiple gold zones. The property is adjacent to Agnico Eagle’s past producing Eagle-Telbel operation which produced in excess of 1.1 million ounces of gold. The Joutel Eagle Property covers 11 km of strike length of the Casa Berardi structural zone south splay which is associated with several gold deposits.
Nunavik Lithium
The 100% owned Nunavik Lithium properties are comprised of 598 km2 of claims in the Cape Smith area of the Nunavik Region in northern Quebec. Following the acquisition of the claims in 2023, Lithium-Cesium-Tantalum (“LCT”) bearing pegmatites were discovered on three projects through the initial exploration program. An additional 12 new exploration targets for LCT pegmatites were subsequently identified during the 2023 field program based on till geochemical results. These results also generated two potential exploration targets within the properties for gold.
Prior to the execution of the Arrangement Agreement, Alamos owned 61,660,902 common shares and 6,260,075 common share purchase warrants of Orford, representing a securityholding percentage of approximately 29.46% on a partially diluted basis. Following the closing of the Transaction, Alamos will own all of the common shares of Orford.
This news release is being issued under the early warning reporting provisions of applicable securities laws. An early warning report with additional information in respect of the foregoing matters will be filed and made available under the SEDAR+ profile of Orford at www.sedarplus.ca. To obtain a copy of the early warning report, you may also contact Nils F. Engelstad, Senior Vice President, General Counsel of Alamos Gold Inc. at (416) 368-9932 ext. 5407. Alamos’ address is Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, Canada, M5J 2T3.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos Gold’s Senior Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101.

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TRADING SYMBOL: TSX:AGI NYSE:AGI

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note
This news release contains or incorporates by reference “forward looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are, or may be deemed to be, forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “expect”, “assume”, “anticipate”, “believe”, “potential”, “intend”, “prospective” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.
Forward-looking statements in this news release include, but may not be limited to, information pertaining to the expected receipt of approvals required for the Transaction; expected completion of the acquisition of Orford by Alamos; the prospective Qiqavik Gold Project, exploration potential and programs and other statements that express management’s expectations or estimates of future plans and performance, operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Alamos at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Investors are cautioned not to assume that all or any part of additional mineral deposits that may be acquired are, or will be, economically or legally mineable or that they will ever be converted into Proven and Probable Mineral Reserves (as that term is defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended).
Risk factors that may affect Alamos’ ability to achieve the expectations set forth in the forward-looking statements contained in this news release include, but are not limited to, not receiving the requisite approvals for completion of the Transaction and the actual results of potential exploration activities.
For a more detailed discussion of other risk factors that may affect Alamos’ ability to achieve the expectations set forth in the forward-looking statements in this news release, see Alamos’ latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.
Alamos disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

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Figure 1: Orford Mining Project Locations

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